KW 3/8

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13013866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Summit Capital Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 S. Minnesota Ave, Suite 2
(No. and Street)

Sioux Falls	**South Dakota**	**57105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Eng **512-538-2307**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

221 3rd Ave SE, Suite 300	**Cedar Rapids**	**Iowa**	**52401**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2013
13 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/9/13

OATH OR AFFIRMATION

I, Chris Eng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Capital Partners, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary

Title

Notary Public Comm Exp 8/20/16

JENNIFER L. LARSEN
NOTARY PUBLIC
SOUTH DAKOTA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Summit Capital Partners, LLC

Financial Report
December 31, 2012

Summit Capital Partners, LLC

Financial Report
December 31, 2012

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
Summit Capital Partners, LLC
Sioux Falls, South Dakota

We have audited the accompanying statement of financial condition of Summit Capital Partners, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Prior Year Report on the Financial Statements

The financial statements of Summit Capital Partners, LLC as of and for the year ended December 31, 2011, were audited by other auditors whose report, dated February 21, 2012, expressed an unqualified opinion on those statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summit Capital Partners, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

McGladrey LLP

Cedar Rapids, Iowa
February 18, 2013

Summit Capital Partners, LLC

Statements of Financial Condition
December 31, 2012 and 2011

Assets		**2012**		2011
Cash	**$**	**9,100**	$	21,224
Prepaid expenses		**3,380**		3,785
Total assets	**$**	**12,480**	$	25,009

Liabilities and Member's Equity				
Liabilities				
Accrued expenses	**$**	**2,300**	$	1,700
Member's Equity		**10,180**		23,309
Total liabilities and member's equity	**$**	**12,480**	$	25,009

See Notes to Financial Statements.

Summit Capital Partners, LLC

Statements of Operations
Years Ended December 31, 2012 and 2011

	2012	2011
Revenue:		
Income	$ -	$ -
Expenses:		
Supplies	-	7
Overhead expense	6,000	7,000
Miscellaneous operating expense	990	940
Legal and accounting	16,139	14,658
Total expenses	23,129	22,605
Net loss	$ (23,129)	$ (22,605)

See Notes to Financial Statements.

Summit Capital Partners, LLC

Statements of Changes in Member's Equity
Years Ended December 31, 2012 and 2011

	Member's Equity
Balance, December 31, 2010	$ 35,914
Net loss	(22,605)
Contributions	10,000
Balance, December 31, 2011	23,309
Net loss	(23,129)
Contributions	10,000
Balance, December 31, 2012	$ 10,180

See Notes to Financial Statements.

Summit Capital Partners, LLC

Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows from Operating Activities		
Net loss	$ (23,129)	$ (22,605)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Decrease in prepaid expenses	405	228
Increase in accrued expenses	600	200
Net cash used in operating activities	(22,124)	(22,177)
Cash Flows from Financing Activities		
Proceeds from capital contributions	10,000	10,000
Net cash provided by financing activities	10,000	10,000
Net decrease in cash	(12,124)	(12,177)
Cash:		
Beginning	21,224	33,401
Ending	$ 9,100	$ 21,224

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Summit Real Estate Investments, LLC (Company) was formed October 20, 2003 as a South Dakota Company operating as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. In September 2008, the Company changed its name to Summit Capital Partners, LLC. The Company limits its activity to selling direct participation program securities to accredited investors. The securities are exempt in accordance with Regulation D. The Company has sales representatives in South Dakota, Nebraska and Texas. The Company will continue perpetually unless dissolved by the member.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are remitted into escrow and then directly to the fund into which the customer in investing.

A summary of the Company's significant accounting policies are as follows:

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions and revenue recognition: All customer funds and commission revenue are deposited directly into escrow accounts held at First National Bank of Omaha for the exclusive benefit of customers of Summit Capital Partners, LLC. On the last day of each month, these funds are released to the related party issuer for their intended purposes. When these funds are released, the commission revenue and related expenses are recorded. Since the Company only sells securities for related parties and those parties were not in need of capital during 2012 and 2011, the Company did not have any revenue to recognize.

Concentration of credit risk: The Company's cash balance is maintained in one bank deposit account. This account is periodically in excess of federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Recent accounting pronouncements: In May 2011, FASB issued an update (ASU No. 2011-04) to ASC 820, *Fair Value Measurements and Disclosures*, to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRS. This update is effective for interim and fiscal years beginning after December 15, 2011. The adoption of this ASU on January 1, 2012 had no material impact on the financial statements or disclosures of the Company.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Related Party Transactions and Commitments

On May 6, 2004, the Company entered into an expense agreement with The Summit Group, Inc., a company related through common ownership. Under the terms of the agreement, The Summit Group, Inc. is responsible for the Company's administrative staff support services and non-commission wages and employee benefits of the Company's employees. No consideration was given per the terms of the agreement and no amounts have been included in the financial statements. No amounts have been included in the financial statements as the amounts are exempt in accordance with FINRA Notice to Members 03-63 Section 3a-e.

On May 1, 2004, the Company began leasing office space under a sublease with SOB, Inc., a company related through common ownership. Terms of the lease call for monthly payments of $500 per month beginning March 1, 2011 and renews on a month-to-month basis. Office lease payments to SOB, Inc. totaled $6,000 and $7,000 in 2012 and 2011, respectively.

Note 3. Income Tax Status

The Company is taxed under sections of federal income tax laws which provide that, in lieu of corporation income taxes, the member accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, the accompanying financial statements do not include any provision or liability for income taxes.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012 management has determined that there are no material uncertain income tax positions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years prior to 2009.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, the Company's net capital ratio, net capital and net capital requirements were as follows:

	2012	2011
Net capital ratio	.34:1	.09:1
Net capital	$ 6,800	$ 19,524
Net capital requirement	5,000	5,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement.

Summit Capital Partners, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Net capital		
Total member's equity from the statement of financial condition	$	10,180
Deductions:		
Nonallowable assets:		
Prepaid expenses		(3,380)
Net capital	$	6,800
Computation of basic net capital requirements		
Minimum net capital required -	$	5,000
(higher of 6 2/3% times aggregate indebtedness or $5,000)		
Excess net capital	$	1,800
Excess net capital at 1,000%	$	6,570
(net capital less 10% of total aggregate indebtedness)		
Aggregate indebtedness		
Total aggregate indebtedness included in the statement of financial condition	$	2,300
Ratio of aggregate indebtedness to net capital		.34:1

Statement pursuant to paragraph (d) of Rule 17a-5:
There are no material differences between the above computation and the Company's corresponding unaudited Focus filing.

Summit Capital Partners, LLC

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2012

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2012

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

McGladrey

Independent Auditor's Report on Internal Control

To the Managing Member
Summit Capital Partners, LLC
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements of Summit Capital Partners, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

McGladrey LLP

Cedar Rapids, Iowa
February 18, 2013